Exhibit 23.2

Consent of Ernst & Young LLP, Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Amended and Restated 2009 Stock Incentive Plan of Pernix Therapeutics Holdings, Inc. of our report dated May 29, 2015, with respect to the Statement of Assets Acquired as of December 31, 2014 and 2013 and Statement of Revenue and Direct Expenses for each of the two years in the period ended December 31, 2014 of the Zohydro ER Product Line of Zogenix, Inc., included in the Pernix Therapeutics Holdings, Inc. Current Report on Form 8-K/A dated June 16, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California
June 12, 2015